Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges
	Year ended Dec. 31						3 months ended March 31
	2007		2006	2005	2004	2003	2008	2007
Fixed Charges
Interest expensed	465		281	184	51	43	179	58
and capitalized
Amortized premiums,
discounts and capitalized
expenses re indebtedness		-	-	-	-	-	-	-
Interest component in
rental expense	-		-	-	-	-	-	-

	465		281	184	51	43	179	58

Earnings
Pre tax profit (loss)	18,618		10,130	6,521	4,705	4,409	2,993	1,925
from continuing operations
Add: Fixed charges	465		281	184	51	43	179	58
	19,083		10,411	6,705	4,756	4,452	3,172	1,983